QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(5)(D)

Dear Laureate stockholder:

        The notice set forth below is being provided to you in accordance with Maryland law to notify you that if the pending tender offer for all of the outstanding shares of common stock of Laureate Education, Inc. by L Curve Sub Inc. and M Curve Sub Inc. is completed and at any time following such completion, L Curve Sub Inc. owns a sufficient number of shares that would enable it to complete a "short-form" merger without a vote of the stockholders of Laureate pursuant to Maryland law, it may complete such a short-form merger. This notice is only being provided in accordance with Maryland law and does not involve any change to the pending tender offer. No action is required, and no action is being requested, by you in connection with the following notice.

NOTICE OF MERGER
OF
L CURVE SUB INC.
WITH
LAUREATE EDUCATION, INC.

        Notice is hereby given by L Curve Sub Inc., a Maryland corporation (the "Purchaser"), of the proposed merger (the "Merger") of the Purchaser with and into Laureate Education, Inc., a Maryland corporation ("Laureate"). Articles of Merger, pursuant to which the Merger will become effective, will be filed with the State Department of Assessments and Taxation of the State of Maryland (the "SDAT") not earlier than 30 days after the date of this Notice. This Notice is given pursuant to Section 3-106(d) of the Maryland General Corporation Law, as applicable to a Maryland corporation, to each stockholder of record of Laureate as of June 22, 2007, and is conditioned upon the ownership by the Purchaser of 90% or more of all votes entitled to be cast of each class of Laureate capital stock otherwise entitled to vote on the Merger at the time of acceptance for record of the Articles of Merger by the SDAT.

L CURVE SUB INC.
Brian Carroll President

June 22, 2007

        IMPORTANT NOTICE: L Curve Sub Inc. and M Curve Sub Inc. (together "Purchasers"), each a direct subsidiary of Wengen Alberta, Limited Partnership, have commenced a tender offer for all outstanding shares of common stock of Laureate Education, Inc. at $62.00 net per share, without interest and less any amounts required to be deducted and withheld under any applicable law. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 6, 2007. Purchasers may extend the offer. If the offer is extended, Purchasers will inform the depositary for the offer and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

QuickLinks

NOTICE OF MERGER OF L CURVE SUB INC. WITH LAUREATE EDUCATION, INC.